Underlying supplement no. 22-I
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 37-I dated January 31, 2014

Registration Statement No. 333-177923
Dated January 31, 2014
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Range Accrual Notes Linked to One or More Reference Currencies (relative to a Base Currency)

General

JPMorgan Chase & Co. may, from time to time, offer and sell range accrual notes linked to one or more Reference Currencies (relative to a Base Currency). This underlying supplement no. 22-I describes relevant information about the Reference Currencies and Base Currency to which the notes may be linked, and supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to any information of any Reference Currency or Base Currency specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this underlying supplement, or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement no. 22-I and the accompanying product supplement contain information relating to the same Reference Currency or Base Currency to which the notes are linked, the information contained in the document with the most recent date will control.

Supplemental Key Terms

Components:	For the purposes of the accompanying product supplement, each Reference Currency (relative to the applicable Base Currency) as specified in the relevant terms supplement is a Component.
Reference Currencies:	Any Reference Currency will be specified in the relevant terms supplement. If a Succession Event with respect to any Reference Currency has occurred, that Reference Currency may be replaced by another currency. See "Supplemental General Terms of Notes — Succession Events."
Base Currency:	The Base Currency, if applicable, will be specified in the relevant terms supplement. If a Succession Event with respect to the Base Currency has occurred, the Base Currency may be replaced by another currency. See "Supplemental General Terms of Notes — Succession Events."
Component Provisions:	For the purposes of the accompanying product supplement, each FX Provision is a Component Provision.

(continued on next page)

Investing in the range accrual notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-4 of this underlying supplement no. 22-I.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 22-I, the accompanying product supplement, prospectus supplement and prospectus or the relevant terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 31, 2014

Supplemental Key Terms (continued):

FX Provision:
Unless otherwise specified in the relevant terms supplement, with respect to any Reference Currency, the FX Provision will be deemed satisfied on each calendar day during an Interest Period (other than the Initial Interest Period(s), if applicable, or any Substitute Interest Period, if applicable) on which, as specified in the relevant terms supplement, the FX Rate of that Reference Currency is equal to or greater than the low end of a range and equal to or less than the high end of such range (which we refer to as the "FX Range") or equal to, less than or greater than a specified exchange rate (which we refer to as the "FX Strike"), which may be equal to 0 (as specified in the relevant terms supplement), in each case, on the applicable FX Determination Date. Notwithstanding the foregoing, the FX Provision will be deemed *not* satisfied on a calendar day if a market disruption event occurred or was continuing on the originally scheduled FX Determination Date for that calendar day and on each of the four currency business days immediately preceding that originally scheduled FX Determination Date.

FX Rate:
Unless otherwise provided in the relevant terms supplement, as described in the "Supplemental Description of Notes" below

FX Range
(if applicable):
As specified in the relevant terms supplement

FX Strike
(if applicable):
As specified in the relevant terms supplement

FX Determination Date:
Unless otherwise provided in the relevant terms supplement, for each calendar day in an Interest Period to which the applicable FX Provision applies, the second currency business day prior to that calendar day; *provided*, *however*, that if a market disruption event occurs or is continuing on that currency business day, then the currency business day immediately preceding that currency business day on which no market disruption event occurs or is continuing. Notwithstanding the foregoing, if the relevant terms supplement specifies that an Exclusion Period applies, for each calendar day in the Exclusion Period, the FX Determination Date will be the currency business day immediately preceding the first day of the Exclusion Period, unless otherwise specified in the relevant terms supplement.

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this underlying supplement no. 22-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 22-I, together with the relevant terms supplement, the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this underlying supplement no. 22-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement and this underlying supplement no. 22-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 22-I and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 22-I, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

SUPPLEMENTAL DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying product supplement, prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this underlying supplement no. 22-I have the meanings assigned in the accompanying product supplement, prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Range Accrual Notes.

The Accrual Provision

For the purposes of the accompanying product supplement, each Reference Currency (relative to the applicable Base Currency) as specified in the relevant terms is a Component.

The relevant terms supplement will specify any "**Reference Currency**" and the "**Base Currency**," if applicable. If a Succession Event with respect to any Reference Currency or the Base Currency has occurred, that Reference Currency or the Base Currency, as applicable, may be replaced by another currency. See "Supplemental General Terms of Notes — Succession Events."

For the purposes of the accompanying product supplement, each FX Provision is a Component Provision.

Unless otherwise specified in the relevant terms supplement, with respect to any Reference Currency, the FX Provision will be deemed satisfied on each calendar day during an Interest Period (other than the Initial Interest Period(s), if applicable, or any Substitute Interest Period, if applicable) on which, as specified in the relevant terms supplement, the FX Rate of that Reference Currency is equal to or greater than the low end of a range and equal to or less than the high end of such range (which we refer to as the "**FX Range**") or equal to, less than or greater than a specified exchange rate (which we refer to as the "**FX Strike**"), which may be equal to 0 (as specified in the relevant terms supplement), in each case, on the applicable FX Determination Date. Notwithstanding the foregoing, the FX Provision will be deemed *not* satisfied on a calendar day if a market disruption event occurred or was continuing on the originally scheduled FX Determination Date for that calendar day and on each of the four currency business days immediately preceding that originally scheduled FX Determination Date.

Unless otherwise specified in the relevant terms supplement, for each Reference Currency, the "**FX Rate**" on any relevant day will be (i) an exchange rate expressed as the amount of Base Currency per one unit of Reference Currency or (ii) an exchange rate expressed as the amount of Reference Currency per one unit of Base Currency, in each case as reported by Reuters Group PLC ("**Reuters**") on the relevant page or by Bloomberg, L.P. ("**Bloomberg**") on the relevant page as specified in the relevant terms supplement, or any substitute Reuters or Bloomberg page. The relevant terms supplement will specify whether the Reuters or Bloomberg page will be used and the specific Reuters or Bloomberg page to be used and the approximate time of day at which the relevant page will be consulted to determine the FX Rate. If a Succession Event with respect to a Reference Currency or the Base Currency has occurred, the method of determining the relevant FX Rates may be modified as described under "Supplemental General Terms of Notes — Succession Events."

The "FX Range," if applicable, will be as specified in the relevant terms supplement.

The "FX Strike," if applicable, will be as specified in the relevant terms supplement.

Unless otherwise provided in the relevant terms supplement, the "FX Determination Date" will be, for each calendar day in an Interest Period to which the applicable FX Provision applies, the second currency business day prior to that calendar day; *provided*, *however*, that if a market disruption event occurs or is continuing on that currency business day, then the currency business day immediately preceding that currency business day on which no market disruption event occurs or is continuing. Notwithstanding the foregoing, if the relevant terms supplement specifies that an Exclusion Period applies, for each calendar day in the Exclusion Period, the FX Determination Date will be the currency business day immediately preceding the first day of the Exclusion Period, unless otherwise specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, a "currency business day," with respect to a Reference Currency, is a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency and, if specified in the relevant terms supplement, the Base Currency, as specified in the relevant terms supplement, (b) banking institutions in the City of New York and such principal financial center for the Reference Currency and, if specified in the relevant terms supplement, the Base Currency, are not otherwise authorized or required by law, regulation or executive order to close and, (c) if specified in the relevant terms supplement, the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET2") is open, each as determined by the calculation agent.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing in any of the Indices described herein or any of their component securities. ***You should consider carefully the risks discussed under "Risk Factors" in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.***

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities.

In the course of our business, we or our affiliates may acquire nonpublic information about currency investments or one or more Components, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about currency or investments or one or more Components. Any prospective purchaser of notes should undertake an independent investigation of any Components as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining any relevant FX Rate on any FX Determination Date. These events may include disruptions or suspensions of trading in the currency markets as a whole, and, with respect to a Reference Currency or the Base Currency, could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "Supplemental General Terms of Notes — Market Disruption Events" for further information on what constitutes a market disruption event. If the calculation agent, in its sole discretion, determines that any of these events has occurred on any FX Determination Date, the calculation agent will use the FX Rate on the immediately preceding FX Determination Date to make any relevant determination and, as a result, your payments on the notes, if any, may be adversely affected. See "Supplemental General Terms of Notes — Market Disruption Events."

The notes are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of each Reference Currency and the Base Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates over time result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currencies' countries, the Base Currency's country, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments in the Reference Currencies' and Base Currency's countries and between each country and its major trading partners;
- the monetary policies of the Reference Currencies' and Base Currency's countries, especially as related to the supply of money;
- political, civil or military unrest in the Reference Currencies' and Base Currency's countries; and
- the extent of governmental surplus or deficit in the Reference Currencies' and Base Currency's countries.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currencies' and the Base Currency's countries and those of other countries important to international trade and finance.

The liquidity, trading value and amounts payable, if any, under the notes could be affected by the actions of the governments of the originating nations of the Reference Currencies and the Base Currency.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable, if any, under the notes could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. Unless that event constitutes a market disruption event or a Succession Event, there will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Reference Currencies, the Base Currency or any other currency. See "Supplemental General Terms of Notes — Market Disruption Events" and "Supplemental General Terms of Notes — Succession Events."

Even though the Reference Currencies and Base Currency are traded around-the-clock, if a secondary market for the notes develops, the notes may trade only during regular hours in the United States.

The interbank market for the Reference Currencies and the Base Currency is a global, around-the-clock market and the Reference Currencies and Base Currency values are quoted 24 hours a day. Therefore, the hours of trading for the notes, if any, may not conform to the hours during which the Reference Currencies and the Base Currency are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the relevant FX Rate, that will not be reflected immediately in the market price, if any, of the notes.

The absence of last-sale and other information about the Reference Currencies may affect the price of the notes.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the FX Rate, and therefore your payment at maturity on the notes, if any. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating countries of the Reference Currencies or the Base Currency may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the Reference Currencies and the Base Currency and must be prepared to make special efforts to obtain that information on a timely basis.

Currency exchange risks can be expected to heighten in periods of financial turmoil.

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Those interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the Base Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Changes in interest rates may affect the trading value of the notes.

We expect that changes in interest rates will affect the trading value of the notes. In general, if interest rates of the country issuing the Base Currency increase or interest rates in the countries issuing the Reference Currencies decrease, we expect that the Base Currency will appreciate relative to the Reference Currencies. Conversely, if the interest rates of the country issuing the Base Currency decrease or interest rates in the countries issuing the Reference Currencies increase, we expect that the Reference Currencies will appreciate relative to the Base Currency.

Interest rates may affect the economies of the countries issuing the Reference Currencies or the Base Currency, and, in turn, the exchange rates and therefore the value of the Reference Currencies relative to the Base Currency. Prior to maturity, the impact of interest rates of the country issuing the Base Currency and the interest rates of the countries issuing the Reference Currencies may either offset or magnify each other.

Suspensions or disruptions of market trading in the currency markets may adversely affect the amount payable at maturity and/or the market value of the notes.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. These circumstances could affect the value of the Reference Currencies and Base Currency, the exchange rates and, therefore, the amount we will pay you on the notes and the market value of the notes.

One or more of the Reference Currencies and/or the Base Currency may be replaced by other currencies following a Succession Event.

If a Reference Currency or the Base Currency is lawfully eliminated and replaced with, converted into, redenominated as, or exchanged for, another currency; or any country or economic region, as applicable, in which the lawful currency is a Reference Currency or the Base Currency (the "Relevant Country") divides into two or more countries or economic regions, as applicable, each with a different lawful currency immediately after that event (each such event, a "Succession Event"), that Reference Currency or the Base Currency will be replaced with another currency (a "Successor Currency"). In the event of a Succession Event, you will become subject to the performance of the Successor Currency relative to the Base Currency or the performance of the Reference Currencies relative to the Successor Currency, as applicable. You should read "Supplemental General Terms of Notes — Succession Events" in order to understand these and other adjustments that may be made to your notes. The occurrence of a Succession Event and the consequent adjustments may materially and adversely affect the value of the notes.

SUPPLEMENTAL GENERAL TERMS OF NOTES

Calculation Agent

The calculation agent will determine, among other things, the applicable FX Rate, FX Range (if applicable) and FX Strike (if applicable). The calculation agent will also be responsible for determining whether a market disruption event has occurred, and selecting a Successor Currency, if applicable. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us.

All calculations with respect to any FX Rate, FX Range (if applicable) and FX Strike (if applicable) will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655).

Market Disruption Events

Certain events may prevent the calculation agent from determining any relevant FX Rate on any FX Determination Date. These events may include disruptions or suspensions of trading on the markets as a whole.

Market Disruption Events for Reference Currencies and the Base Currency

Unless otherwise specified in the relevant terms supplement, a "**market disruption event**," with respect to a Reference Currency or the Base Currency, means the occurrence of any of the following:

(a) a Convertibility Event;

(b) a Deliverability Event (*provided* that a Deliverability Event will not constitute a market disruption event with respect to a Non-Deliverable Currency);

(c) a Liquidity Event;

(d) a Taxation Event;

(e) a Discontinuity Event;

(f) a Price Source Disruption Event; or

(g) (i) if the determination of the FX Rate for a Reference Currency relative to the Base Currency involves the use of cross rates, the unavailability of a cross rate for that Reference Currency and Base Currency, each relative to the U.S. dollar, that prevents the calculation agent from calculating the FX Rate for that Reference Currency relative to the Base Currency in the manner provided in the relevant terms supplement, or (ii) any event that generally makes it impossible to convert any currency used in the calculation of the FX Rate for a Reference Currency into another currency (including, but not limited to, U.S. dollars),

in each case as determined by the calculation agent in its sole discretion and in the case of an event described in clause (a), (b), (c), (d), (e) or (g) above, a determination by the calculation agent in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

Unless otherwise specified in the relevant terms supplement, each of the following is a "Non-Deliverable Currency": the Argentine peso, the Brazilian real, the Chilean peso, the Chinese renminbi, the Colombian peso, the Indian rupee, the Indonesian rupiah, the Korean won, the Malaysian ringgit, the New Taiwan dollar, the Peruvian nuevo sol, the Philippine peso and the Russian ruble.

Unless otherwise specified in the relevant terms supplement, a "Convertibility Event" means an event that, in effect, prevents, restricts or delays (or, in the case of a Non-Deliverable Currency, an event that results in a material change since the pricing date in) a market participant's ability to:

(i) convert a Reference Currency into the Base Currency through customary legal channels; or

(ii) convert a Reference Currency into the Base Currency at a rate at least as favorable as the rate for domestic institutions located in the country or economic region the lawful currency of which is the Reference Currency (the "Reference Currency Country").

Unless otherwise specified in the relevant terms supplement, a "Deliverability Event" means an event that has the effect of preventing, restricting or delaying a market participant from:

(i) delivering a Reference Currency from accounts inside the Reference Currency Country to accounts outside the Reference Currency Country; or

(ii) delivering the Reference Currency between accounts inside the Reference Currency Country or to a party that is a non-resident of the Reference Currency Country.

Unless otherwise specified in the relevant terms supplement, a "Liquidity Event" means the imposition by a Reference Currency Country (or any political subdivision or regulatory authority thereof) or the country or economic region the lawful currency of which is the Base Currency (the "Base Currency Country" and each Reference Currency Country and Base Currency Country, a "Relevant Country") (or any political subdivision or regulatory authority thereof) of any capital or currency controls (such as a restriction placed on the holding of assets in or transactions through any account in a Relevant Country by a non-resident of that Relevant Country) (or, in the case of a Non-Deliverable Currency, an event that results in a material change since the pricing date in any capital or currency controls imposed by a Relevant Country), or the publication of any notice of an intention to do so, which the calculation agent determines in good faith and in a commercially reasonable manner is likely to materially affect an investment in the applicable Reference Currency or the Base Currency.

Unless otherwise specified in the relevant terms supplement, a "Taxation Event" means the implementation by the applicable Relevant Country (or any political subdivision or regulatory authority thereof), or the publication of any notice of an intention to implement, any changes to the laws or regulations relating to foreign investment in the Relevant Country, as applicable (including, but not limited to, changes in tax laws and/or laws relating to capital markets and corporate ownership), which the calculation agent determines in good faith in a commercially reasonable manner are likely to materially affect an investment in the applicable Reference Currency or the Base Currency.

Unless otherwise specified in the relevant terms supplement, a "Discontinuity Event" means the pegging or de-pegging of a Reference Currency to the Base Currency or the controlled appreciation or devaluation by the Relevant Country (or any political subdivision or regulatory authority thereof) of a Reference Currency relative to the Base Currency, as determined by the calculation agent in good faith and in a commercially reasonable manner.

Unless otherwise specified in the relevant terms supplement, a "Price Source Disruption Event" means the non-publication or unavailability of the applicable exchange rate for a Reference Currency relative to the Base Currency or, if cross rates are to be used in determining the FX Rate of a Reference Currency relative to the Base Currency, the non-publication or unavailability of the applicable cross rate for that Reference Currency or Base Currency, each relative to the U.S. dollar, in each case on the applicable Reuters or Bloomberg page (or any substitute page) specified in the relevant terms supplement and at the applicable time specified in the relevant terms supplement for the determination of the FX Rate for that Reference Currency on any date of determination.

Succession Events

A "Succession Event" means the occurrence of either of the following events:

(a) a Reference Currency or the Base Currency is lawfully eliminated and replaced with, converted into, redenominated as, or exchanged for, another currency; or

(b) any Relevant Country divides into two or more countries or economic regions, as applicable, each with a different lawful currency immediately after that event.

We refer to the applicable Reference Currency or the Base Currency with respect to which a Succession Event has occurred as the "Former Currency."

On and after the effective date of a Succession Event, the Former Currency will be deemed to be replaced with:

(i) in the case of clause (a) above, the currency that lawfully replaces the Former Currency, into which the Former Currency is converted or redenominated, or for which the Former Currency is exchanged, as applicable, or

(ii) in the case of clause (b) above, a currency selected by the calculation agent from among the lawful currencies resulting from the division that the calculation agent determines in good faith and in a commercially reasonable manner is most comparable to the Former Currency, taking into account the latest available quotation for the spot rate of the Former Currency relative to the Base Currency or the applicable Reference Currency relative to the Base Currency, as applicable, and any other information that it deems relevant.

We refer to the replacement currency determined as described in clause (i) or (ii) above as a "Successor Currency."

Upon the occurrence of a Succession Event, the low and high end of the FX Range or the FX Strike, as applicable (each, an "Affected FX Rate") for any Reference Currency affected by the Succession Event (either because the Succession Event has occurred with respect to that Reference Currency or because the Succession Event has occurred with respect to the Base Currency) will be adjusted so that the new Affected FX Rate will equal the product of:

• the original Affected FX Rate; and

• a ratio of the Successor Currency to the Former Currency, which ratio will be calculated on the basis of the exchange rate set forth by the relevant country or economic region of the Former Currency for converting the Former Currency into the Successor Currency on the effective date of the Succession Event, as determined by the calculation agent.

In the event that the exchange rate is not publicly announced by the relevant country or economic region, each Affected FX Rate will be adjusted by the calculation agent in good faith and in a commercially reasonable manner.

For example, assuming the notes are linked to the European Union euro relative to the U.S. dollar, if a Currency Successor Event occurs and the European Union euro is replaced with the Deutsche mark, each applicable Affected FX Rate will be adjusted so that it is expressed in terms of Deutsche marks and U.S. dollars. If the exchange rate set forth by the European Union for converting European Union euros into Deutsche marks on the effective date of the Succession Event is 2.0 Deutsche marks for each European Union euro, each new Affected FX Rate will be equal to its related old Affected FX Rate multiplied by the ratio of 1 over 2.0. On and after the effective date of a Succession Event, the FX Rate will refer to the Deutsche mark relative to the U.S. dollar.

Notwithstanding the foregoing, if, as a result of a Succession Event, (a) in the case of a Former Currency that is a Reference Currency, the Successor Currency is the same as the Base Currency or, (b) in the case of a Former Currency that is the Base Currency, a Successor Currency is the same as the Reference Currency, in lieu of the adjustments to the relevant Affected FX Rate described above, the FX Rate for the affected Reference Currency on each relevant day occurring on and after the effective date of that Succession Event will be based on the exchange rate on the date of the Succession Event as announced by the relevant country or economic region (or if that country or economic region has not announced an exchange rate, an exchange rate as determined by the calculation agent in good faith and a commercially reasonable manner).

Upon the occurrence of a Succession Event, the calculation agent will select in good faith and in a commercially reasonable manner a substitute Reuters or Bloomberg page for purposes of determining the FX Rate of any affected Reference Currencies. To the extent the market convention for quoting the exchange rate for the Successor Currency relative to the Base Currency or the Reference Currency relative to the Successor Currency, as applicable, is different from the market convention for the Reference Currency relative to the Base Currency, we will apply all calculations in a manner consistent with the original market convention in accounting for any adjustments resulting from a Succession Event.